1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

June 10, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 33-97598 and

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 461

Ladies and Gentlemen:

On behalf of the Company, we hereby transmit for filing with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 461 (the “Amendment”) to the Company’s Registration Statement on Form N-1A.

The Amendment relates to the following fund (the “Fund”), a series of the Company:

S000054183	iShares MSCI EM ESG Select ETF, formerly iShares MSCI EM ESG ETF

The previous filings relating to the Fund are:

PEA No.	Date Filed	Form Type	Automatic Effective Date
460	March 28, 2016	485APOS	75 days after filing

The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act and will become effective on June 13, 2016.

The Amendment is being filed to make such non-material changes as the Company deems appropriate. We have reviewed the Amendment and represent that it does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b).

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Deepa Damre, Esq.

Katherine Drury

Michael Gung

Seong Kim